

Mail Stop 3720

November 28, 2007

Via U.S. Mail
Mr. Serkan Okandan, Chief Financial Officer
Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, Mesrutiyet Caddesi No: 71
34430 Tepebasi, Istanbul, Turkey

> RE: **Turkcell Iletisim Hizmetleri A.S.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed April 23, 2007**
> **File No. 1-15092**

Dear Mr. Okandan:

We have reviewed your supplemental response letter dated October 30, 2007 as well as your filing and have the following comments. As noted in our comment letter dated September 7, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Revenues, page 76

1. We note your response to prior comment 7. Please expand your proposed disclosure to state that the SIM card costs are recognized as incurred.

2. We note your responses to prior comments 7, 9 and 17 regarding your references to SIM card sales and handset sales. Please explain to us the difference between the two.

3. We refer to your response to prior comment 9. We note that your cost for activation fees paid to dealers, SIM card subsidies and other promotional expenses include fees paid to distributors and dealers to support their sales efforts. We further note that you present such costs as selling and marketing expense under IFRS. Tell us in more detail why you believe this presentation is appropriate. In order for us to obtain a better understanding of the terms of your compensation

arrangements with your distributors and dealers, please address the following:

- Describe for us in detail the terms of the different types of compensation arrangements with your dealers. Also, explain in detail how the SIM card subsidies work. Further, describe to us in more detail the nature of the different type of promotional expenses paid to distributors and dealers.

- Tell us whether the selling price of the SIM cards sold to your dealers and the selling price of the SIM cards sold in your own stores to your subscribers are the same. Do you sell the SIM cards to the dealers at a loss (to you) or do the dealers absorb the loss, or any portion thereof, on the sale of the SIM cards to the end customer? If the dealer absorbs the loss, tell us why the dealer is willing to enter into the arrangement.

- Tell us whether you recognize the revenue on the SIM card sale at the date you sell it to the dealer. If so, tell us whether the original selling price is subject to subsequent pricing adjustments between the date of the sale to the dealer and the date of the sale by the dealer to the end customer. Tell us whether the dealers are responsible for establishing the price at which they sell their SIM cards to end customers.

- Tell us whether your dealers always obtain the SIM cards from you or whether they can purchase the SIM cards directly from the manufacturer. If they can be purchased directly from the manufacturer, tell us from a business perspective whether the dealer would have an incentive to purchase the SIM card directly from you. In addition, tell us whether consideration paid to dealers, that do not purchase the SIM cards from you, differs from consideration received by dealers who do purchase your SIM cards.

- Tell us whether you pay a different amount of consideration (activation fees/commissions) to dealers in situations where they sell both the SIM cards and the service plan versus transactions that involve only the sale of a service plan (if the customer already owns a SIM card, for example).

Operating Costs, page 77

4. We note your response to prior comment 10. It is unclear to us why you believe it is appropriate to present the measure, "subscriber acquisitions costs per subscriber," that excludes "costs associated with subscriber acquisition." Please revise to delete this measure if you are unable to allocate such costs. Further, it is unclear why the disclosure of the calculation of SAC per subscriber "would reveal information that could potentially be used to the Company's disadvantage by a

competitor." We note that you disclose the activation and sale promotions expenses on page 83 and the amount of new subscribers on page 81.

Segment Overview, page 79

5. We note your response to prior comment 11. The "Overview of Business" section does not discuss the specific factors that contributed to the period-to-period changes in your Turkey segment revenues and results similar to the discussion of your other segments. As previously requested, please discuss your Turkey segment revenues and results.

2(a). Statement of compliance, page F-10

6. We note your response to prior comment 13. Please confirm to us that there were no material adjustments to the previous US GAAP consolidated statement of cash flows. If you are unable to do so, explain the material adjustments as required by paragraph 40 of IFRS 1.

3(e). Intangible assets, (i). Subsequent expenditure, page F-16

7. We note your response to prior comment 15. Please tell us if you have capitalized any subsequent expenditure related to a capitalized intangible asset. If so, tell us the nature of the capitalized costs and the related capitalized intangible asset. Further, it is unclear to us why you believe it is appropriate to analogize to EITF 89-13 and EITF 90-8, which address the accounting for certain costs applicable to tangible assets, with respect to your <u>intangible</u> assets.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director